Exhibit 99.1

VINCI PARTNERS ANNOUNCES FOURTH QUARTER AND FULL YEAR 2020 EARNINGS CONFERENCE CALL

Rio de Janeiro, March 3, 2021 -- Vinci Partners Investments Ltd. (NASDAQ: VINP)("Vinci Partners”), the controlling company of a leading alternative investment platform in Brazil, announced today that it will host its fourth quarter and full year 2020 earnings conference call on March 17, 2021 at 5:00 pm ET.

Webcast and Earnings Conference Call

To listen to the conference call via public webcast, please visit the Events & Presentations’ section of the Company's website at https://ir.vincipartners.com/news-and-events/events-and-presentations. For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

The conference call can also be accessed by dialing the following:

•	(833) 665-0595 (Domestic)

•	(661) 407-1609 (International)

•	Conference ID: 1283763

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240